November 10, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re: Tiptree Financial Inc. Registration Statement on Form S-3 (File No. 333-214394)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-214394) filed by Tiptree Financial Inc. on November 2, 2016.

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions or comments in connection with this delaying amendment, please contact Neil C. Rifkind (212-446-1407), Vice President, General Counsel & Secretary of Tiptree Financial Inc.

Kind regards,
/s/ Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel & Secretary
Tiptree Financial Inc.

cc: Michael R. Littenberg, Ropes & Gray LLP